Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces June 2023

Key Performance Indicators (KPIs)

Total Customers Served: 81,280 – Sales Per Customer: JPY 6,801 – Customer Repeat Ratio: 76.0%

New York/July 20, 2023 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of June 2023. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of June 2023:

•	The number of salons was 314 in June 2023, up from 307 in the year-ago period.

•	Total customers served increased to 81,280 in June 2023 from 73,259 in the year-ago period. The increase is primarily attributed to the increase in the number of salons with available financial and customer data.

•	Sales per customer slightly increased to JPY 6,801 in June 2023 from JPY 6,511 in the year-ago period.

•	Repeat ratio, a measure of repeat customers, decreased to 76.0% in June 2023 from 80.4% in the year-ago period. The decrease is primarily attributed to the inclusion of financial and client data of salons in public bath houses, which tend to have a relatively lower repeat ratio than our other relaxation salons.

•	Operation ratio decreased to 46.7% in June 2023 from 50.3% in the year-ago period.

•	The total number of salons with data increased to 287 in June 2023 from 231 in June 2022. The increase is attributed to the completion of the replacement of the customer management system in certain salons. The number of salons with data decreases when we close salons with data available and increases as we open salons with such data.

	Number of Salons (*1)	Number of Salons with Data (*2)	Total Customers Served (*3)	Sales per Customer (*4)		Repeat Ratio (*5)	Operation Ratio (*6)
June-22	307	231	73,259	JPY	6,511	80.4%	50.3%
July-22	309	231	76,521	JPY	6,668	80.6%	50.3%
August-22	311	232	72,250	JPY	6,705	80.1%	49.8%
September-22	312	233	71,770	JPY	6,505	80.8%	50.3%
October-22	313	234	72,252	JPY	6,630	81.8%	50.0%
November-22	312	232	65,724	JPY	6,717	82.6%	48.8%
December-22	312	231	68,571	JPY	6,913	82.8%	50.1%
January-23	312	266	77,657	JPY	6,624	77.9%	48.3%
February-23	312	266	71,707	JPY	6,612	78.5%	47.3%
March-23	311	273	78,063	JPY	6,680	77.4%	45.8%
April-23	313	284	83,130	JPY	6,669	77.0%	47.2%
May-23	314	284	86,895	JPY	6,660	75.7%	47.5%
June-23	314	287	81,280	JPY	6,801	76.0%	46.7%

(*1) Number of Salons: Includes our directly-operated salons and franchisees’ salons.

(*2) Number of Salons with Data: The number of salons for which comparable financial and customer data is available.

(*3) Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available.

(*4) Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*5) Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*6) Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

* Repeat ratios shown in the chart above do not include salons in public bath houses. In June 2023, the repeat ratios for all salons and salons in public bathhouses only were 76.0% and 56.2%, respectively.

*Since July 2021, the salon operation business has been managed by Wing Inc., which is a wholly-owned subsidiary of the Company.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates 314 (as of June 30, 2023) relaxation salons across Japan, Re.Ra.Ku®, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. MEDIROM started selling “MOTHER Bracelet®” to individual customers in 2021, and has already received orders from corporate clients. MEDIROM hopes that its diverse health related services and products offering will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

■Contacts

Investor Relations Team

ir@medirom.co.jp

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